UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Jamba, Inc.

(Name of Subject Company)

Jamba, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47023A309

(CUSIP Number of Class of Securities)

Marie L. Perry

Chief Financial Officer,

Chief Administrative Officer, Executive Vice President and Secretary

Jamba, Inc.

3001 Dallas Pkwy, Suite 140

Frisco, Texas 75034

(469) 294-9800

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Eric Wang, Esq.	Josh Nicosia, Esq.
Jennifer Gallo, Esq.	General Counsel and Vice President, Development
Brandee Diamond, Esq.	Jamba, Inc.
DLA Piper LLP (US)	3001 Dallas Pkwy, Suite 140
2000 University Avenue	Frisco, Texas 75034
East Palo Alto, CA 94303	(469) 294-9800
(650) 833-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Jamba, Inc., a Delaware corporation (“Jamba”), with the Securities and Exchange Commission (the “SEC”) on August 15, 2018, relating to the tender offer by Jay Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Focus Brands Inc., a Delaware corporation (“Focus”), to purchase all of the outstanding shares of Jamba’s common stock, par value $0.001 per share (the “Shares”) at a purchase price of $13.00 per Share net to the seller in cash, without interest subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.  The Solicitation or Recommendation

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

•                  In the subsection titled “Background of the Merger,” on page 16, after “From time to time over the years a representative of Parent had expressed to a member of the Jamba Board,” insert the following:  “, Andrew R. Heyer,”

•                  In the subsection titled “Comparable Public Trading Multiple Analysis,” on page 34, replace the first chart with the following chart:

				LTM						FY18P
	Price	Market	Ent.	Enterprise Value						Enterprise Value
	@7/31/18	cap	value	Rev.		EBITDA		P/E		Rev.		EBITDA		P/E
Bojangles, Inc.	$13.15	$482.3	$615.3	1.1	x	8.8	x	17.7	x	1.1	x	9.2	x	18.7	x
Del Taco Restaurants, Inc.	$12.94	$495.6	$654.0	1.3	x	10.5	x	26.0	x	1.3	x	9.0	x	21.6	x
El Pollo Loco Holdings, Inc.	$11.60	$448.2	$527.3	1.3	x	8.7	x	18.6	x	1.2	x	8.8	x	16.6	x
Jack in the Box, Inc.	$84.24	$2,395.6	$3,337.7	2.3	x	10.4	x	21.7	x	3.9	x	12.5	x	22.1	x
Papa John’s International, Inc.	$41.96	$1,350.8	$1,931.0	1.1	x	10.7	x	20.4	x	1.1	x	11.5	x	17.8	x
Papa Murphy’s Holdings, Inc.	$5.58	$94.7	$200.1	1.8	x	7.4	x	12.3	x	1.6	x	9.3	x	14.9	x
Sonic Corp.	$35.15	$1,268.4	$1,946.8	4.5	x	13.3	x	29.1	x	4.6	x	13.4	x	23.8	x
Wingstop Inc.	$49.35	$1,441.4	$1,660.3	15.2	x	NM		NM		11.1	x	NM		NM

•                  In the subsection titled “Discounted Cash Flow Analysis,” on page 37, after “based on multiples ranging from 9.0x EBITDA to 11.0x EBITDA,” insert the following:  “a range North Point determined judgmentally based on its assessment of prevailing market conditions and transactions,”.  On page 37, after “The various ranges for discount rates were chosen based on North Point’s WACC analysis and research of historical global private equity median internal rates of return (IRRs),” insert the following:  “, including the rate of return on the closing 10-Year Treasury Note as of 7/31/2018 and the levered betas, debt to equity ratios, and unlevered debts of the comparable companies listed on the chart on page 34.”

•                  In the subsection titled “Limitations on North Point’s Analyses and Opinion,” on page 40, after “All of these engagements were in 2016 or earlier years,” insert the following:  “, and none of these engagements were in the two years prior to August 15, 2018.”

•                  In the subsection titled “Certain Unaudited Prospective Financial Information of Jamba,” on page 43, insert the following below “Depreciation and Amortization”:

	2015	2016	2017	Case	2018P	2019P	2020P	2021P	2022P	2023P
Cash flow from continuing operations				Base		$11.1	$14.3	$16.7	$19.3	$22.7
				Management		$11.6	$15.9	$19.5	$23.1	$27.4

Item 8.  Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

Inserting after the subsection titled “Annual and Quarterly Reports” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On August 23, 2018, John D. Stone, a purported stockholder of Jamba, filed a putative stockholder complaint in the United States District Court for the District of Delaware against Jamba, Parent, Merger Sub and each of Michael A. Depatie, Lorna Donatone, Richard L. Federico, Andrew R. Heyer, David A. Pace, James C. Pappas, Glenn W. Welling captioned Stone v. Jamba, Inc., No. 18-CV-01304. On August 23, 2018, Robert Lowinger, a purported stockholder of Jamba, filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against Jamba and the individual members of the Jamba Board, captioned Lowinger v. Jamba, Inc., No. 18-CV-01305. On August 24, 2018, Jordan Rosenblatt, a purported stockholder of Jamba, filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against Jamba, Parent, Merger Sub and the individual members of the Jamba Board, captioned Rosenblatt v. Jamba, Inc., case No. 1:18-CV-01322-UNA. On August 28, 2018, Wei-Hsin Fu, a purported stockholder of Jamba, filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against Jamba and the individual members of the Jamba Board, captioned Fu v. Jamba, Inc. The complaints assert claims under Rule 14D-9, 17 C.F.R. §210.14d-9(d) and Sections 14(d)(4) and/or 14(e), and 20(a) of the Securities Exchange Act of 1934, challenging the Schedule 14D-9 and alleging that Schedule 14D-9 contains false and misleading statements or omissions of material fact in violation of the Securities Exchange Act and the rules promulgated thereunder. The complaints seek, among other things, an order enjoining defendants from consummating the Offer and the Transactions, if the Transactions are consummated, rescinding them or awarding rescissory damages and an award of attorneys’ and expert fees.

The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the four complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the four complaints, and denies any violations of law.  The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required.  The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jamba, Inc.

By:	/s/ Josh Nicosia
Name:	Josh Nicosia
Title:	General Counsel and Vice President, Development

Dated:  September 4, 2018